Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BellSouth Corporation
Commission File No.: 1-8607
A message from Ed Whitacre
AT&T Employees,
Today we announced our intention to acquire BellSouth — the logical next step in our effort to become the only communications and entertainment company our customers will ever want. BellSouth is a solid, well-run company with which we’ve worked closely over the past six years, building Cingular Wireless into the nation’s No. 1 wireless carrier. More recently, we’ve worked together to launch Yellowpages.com.
The merged company, which will operate under the AT&T brand, will combine the AT&T, Cingular and BellSouth networks into one converged wireless/wireline network capable of delivering a full portfolio of IP-based technologies.
With this merger, we will:
•	streamline and enhance management and operations at Cingular, which is currently owned jointly by AT&T and BellSouth

•	lead the way toward an exciting new world of converged communications and entertainment

•	deliver to businesses an even more extensive network

•	bring greater financial, technical, R&D and marketing resources to our customers.
Financial and other details of the transaction, which is expected to close in about 12 months, are spelled out in the news release and other materials (see link below).
While this is clearly exciting news, we must not let it distract us from our work. Our business priorities have not changed: Delivering unmatched customer care is more important than ever, as is strengthening our leadership in business. We must move quickly to expand our IP-enabled video, data and voice services while we redefine the in-home experience. And we must continue to optimize operations in all we do.
When we were recently named Most Admired Telecommunications Company in America and the world, I told you how proud I am to be a part of this superb team. We will have to call on everyone’s talent and dedication in the months ahead. Let’s stay focused; we have a lot of work to do.

>> Here is additional information on this announcement.
NOTE: In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, including a joint proxy statement/prospectus of AT&T and BellSouth, and AT&T and BellSouth will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.
AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.
Cautionary Language Concerning Forward-Looking Statements
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties and outside of our control.
The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.